November __, 1999

Dear Shareholder:

On November 10, 1999, the Board of Directors adopted a shareholder rights plan (the "Rights Plan") and declared a dividend of one right (each, a "Right") on each outstanding share of the Company's Common Stock (the "Rights"). The Board of Directors fixed November 24, 1999 as the record date for this rights dividend distribution, and the distribution to holders of record of the Company's Common Stock occurred at the close of business on that date. No action on your part is required. This distribution does not involve any cash dividend, stock dividend or stock split. This letter describes the Rights Plan and explains our reasons for adopting it.

The Rights Plan was adopted to protect your interests in the event the Company is confronted with coercive or unfair takeover tactics. The Rights Plan contains provisions designed to safeguard you in the event of an unsolicited offer to acquire the Company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all shareholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all shareholders, or other abusive takeover tactics which the Board believes are not in the best interests of the Company's shareholders. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights Plan was not adopted in response to any specific effort to acquire control of the Company, nor is the Company aware of such an effort.

More than 2,500 companies have rights plans similar to the one we have adopted. We consider the Rights Plan to be the best available means of protecting your right to retain your equity investment in the Company and obtaining the fair value of that investment, while not foreclosing a fair acquisition bid for the Company.

The Rights Plan is not intended to prevent a takeover or proxy contest for control of the Company. The Rights serve as a mechanism to encourage negotiation and should increase the ability of the Board of Directors to effectively represent the interests of shareholders in the event of any unsolicited attempt to acquire the Company.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plan. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can currently trade shares of the Company's Common Stock. Stock certificates outstanding on the record date will, as of that date, be deemed to represent both shares and Rights, at the rate of one Right per share of Common Stock. As explained in detail in the enclosed summary, the Rights will only be exercisable if and when an event occurs which triggers their effectiveness. They will then operate to protect you against abusive and coercive takeover tactics.

As required by the terms of the Rights Plan, continuation of the Plan will be subject to approval by the shareholders no later than the third annual meeting after the Board's adoption of the Plan and periodically thereafter.

A summary of the terms of the Rights Plan is enclosed. The summary is not complete and is qualified in its entirety by the Rights Agreement relating thereto, a copy of which can be obtained free of charge via the Securities and Exchange Commission's EDGAR system or by writing to AgriBioTech, Inc., 120 Corporate Park Drive, Henderson, Nevada 89014, Attention: Secretary.

Your Board and management are enthusiastic about the potential of the Company and are committed to serving the best interests of its shareholders. These new Rights are intended to preserve the value of your investment in the Company

On behalf of the Board of Directors,



Richard P. Budd
Chairman and Chief Executive Officer





Enclosure